Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 9, 2016

Mara L. Ransom
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	iFresh Inc.
Amendment No. 2 to Registration Statement on Form S-4 Filed November 10, 2016 File No. 333-213061

Dear Ms. Ransom:

On behalf of our client, iFresh Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 22, 2016 (the “Staff’s Letter”) regarding the Company’s amended Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

NYM’s Business Model, page 89

1.	Please disclose the duration of NYM’s exclusive distributorship rights for each brand listed in Table 2. Further, if the relationships between Strong America and the manufacturers of the products listed in Table 2 are governed by contracts, please disclose this fact and disclose the material terms of such contracts. Please see Item 601(b) of Regulation S-K.

Response: The disclosure on page 92-93 of the Amended S-4 has been revised to disclose the existence of contracts relating to the distributorship rights, the duration of the contracts, and the regions such contracts relate to. NYM considers these contracts to be made in the ordinary course of its business and not material to it. All of such contracts accounted for less than 10% of NYM’s revenue for the year ended March 31, 2016.

Financial Statements, page F-1

2.	Please update the financial statements and financial information included in the filing to include interim periods ended September 30, 2016 and September 30, 2015. Refer to Rule 8-08 of Regulation S-X.

Response: The financial statement and financial information have been updated to include the interim periods ended September 30, 2016 and 2015.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.